

December 14, 2010

Richard P. Dutkiewicz
Executive Vice President and Chief Financial Officer
Real Mex Restaurants, Inc.
5660 Katella Avenue, Suite 100
Cypress, CA 90630

> **Re:** **Real Mex Restaurants, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2009**
> **Filed March 22, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 26, 2010**
> **Filed November 10, 2010**
> **File No. 333-116310**

Dear Mr. Dutkiewicz:

  We have reviewed your filings and have the following comments. Please respond to this letter within 10 business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 27, 2009

Management's Discussion and Analysis
Debt and Other Obligations, page 32

1. We note that your contractual obligations table on page 34 does not include any amounts of scheduled interest payments. Furthermore, we also note that you responded to a similar issue on this matter in your response letter dated October 7, 2008 on our review of your fiscal year 2007 Form 10-K. With respect to that response, you now have provided a note to the table that specifies that scheduled interest payments are not included in the table and you cross-reference to a discussion of the terms and components of your debt. As the company has a material amount of long-term debt obligations and such debt is substantively comprised of the 2010 Senior Notes ($130 million) and Senior Unsecured Revolving Credit Facility ($26 million) with very high fixed interest rates of 14% and 16.5%, respectively, we suggest in future filings that you re-evaluate whether this material amount of scheduled interest payments should now be included in the table. This will very clearly increase the transparency of this item and its future cash flows. Regardless, the note to this table should be supplemented with additional information that directly (not by cross-reference) provides

the interest rates on each material component of its long term debt obligations and any other terms believed to be material to an understanding of your cash requirements.

Form 10-Q for the Fiscal Quarter Ended September 26, 2010

Notes to Consolidated Financial Statements
Note 2. Acquisitions
Share Purchase – Successor, page 7

2. Please explain to us in detail how fair value was determined and the basis for the amount of goodwill recognized in the push down accounting applied by you in connection with the Share Purchase. That is, tell us the valuation technique used to measure the fair value and the inputs used to develop the fair value measurement. Additionally, given your history of net losses, please explain to us why recognition of goodwill in your accounting is reasonable in your circumstances.

3. Please explain to us and disclose pursuant to Accounting Standards Codification 805-10-50-6 why the allocation of the fair value in the push down accounting applied in connection with the Share Purchase is incomplete and the items for which the accounting is incomplete.

4. We note the fair value allocated to trademarks and other intangibles in connection with the Share Purchase was less than their carrying value reported at June 27, 2010. Please explain to us the circumstances that caused the fair value to be less than the carrying value. Additionally, explain to us the basis for not recognizing an impairment of trademarks and other intangibles prior to the Share Purchase.

Item 4. Procedures and Controls
Disclosure Controls and Procedures, page 23

5. Although your disclosure refers to the definition of "disclosure controls and procedures" as fully described in Exchange Act Rules 13a-15(e) and 15d-15(e) ("Rules"), you then also attempt to specifically mention only a portion of that definition. This gives the appearance of limiting management's conclusion solely to that specific portion mentioned, and that your controls and procedures may be qualified in regard to other aspects of the definition not mentioned. Please represent to us and in future filings of all periodic reports under the Exchange Act management's conclusion in regard to the company's disclosure controls and procedures as fully defined in the Rules. Although there is no requirement to include the full description of the definition of disclosure controls and procedures in your disclosure, any description of such included in your disclosure should be consistent in full with the definition contained in the Rules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Richard P. Dutkiewicz
Real Mex Restaurants, Inc.
December 14, 2010
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief